FEDERATED HERMES GOVERNMENT INCOME TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 15, 2023

Emily Rowland

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES GOVERNMENT INCOME TRUST (the “Registrant”) Federated Hermes Government Income Fund Delaying Amendment for the Registrant’s Registration Statement on Form N-14 File No. 333-275617

Dear Ms. Rowland:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 relating to the proposed reorganization of Federated Hermes Government Income Securities, Inc. into Federated Hermes Government Income Fund (a portfolio of the Registrant) as presented in the following table:

Reorganizing Fund	Surviving Fund
Federated Hermes Government Income Securities, Inc.	Federated Hermes Government Income Fund
Class A Shares Class C Shares Class F Shares	Service Shares Service Shares Service Shares
Institutional Shares	Institutional Shares

The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 17, 2023 (Accession No. 0001623632-23-001457).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Pittsburgh and the State of Pennsylvania, on the 15th day of December 2023.

No fees are required in connection with this filing.

If you have any questions regarding the enclosed, please do not hesitate to contact Allison Miller at (412) 288-8652 or by email at Allison.Miller@FederatedHermes.com.

Very truly yours,

/s/ George F. Magera

George F. Magera
Assistant Secretary